UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):          ☐ Form 10-K         ☐ Form 20-F         ☐ Form 11-K

☒ Form 10-Q           ☐ Form 10-D         ☐Form N-CEN         ☐ Form N-CSR

For Period Ended:  June 30, 2025

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

FLUENT, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

300 Vesey Street, 9th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10282

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Quarterly Report on Form 10-Q for the three months ended June 30, 2025 (the “Quarterly Report”) of Fluent, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense. As previously disclosed, the Company’s wholly owned subsidiary, Fluent, LLC, as Borrower, is party to a credit agreement (as amended, modified, extended, restated, replaced, or supplemented from time to time, the “Credit Agreement”) with the Company and certain subsidiaries of the Borrower as as guarantors, Crystal Financial LLC d/b/a SLR Credit Solution, as administrative agent, lead arranger and bookrunner (“SLR”), and each other lender from time to time party thereto.

The Company has been in discussions with SLR concerning a proposed fifth amendment to the Credit Agreement (the “Fifth Amendment”) to address the Company’s non-compliance with its financial covenants in the Credit Agreement as of June 30, 2025. The Company needs additional time to complete such discussions and the definitive documentation for the proposed Fifth Amendment and prepare appropriate disclosures. The Company is actively working on these discussions and documents related to the Fifth Amendment and intends to file its Quarterly within the five-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995,. These forward looking statements include statements regarding the Company’s expectation to file the Quarterly Report within the Extension Period, the Company’s expectations that it will complete activities necessary to permit such filing within the Extension Period and the Company’s expected results of operations for the quarter ended June 30, 2025. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, the Company not entering into the Fifth Amendment to the Credit Agreement. Forward-looking statements are based on assumptions which could cause actual results to differ materially from those in the forward-looking statements, including risks identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as supplemented by its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025. As such, you are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.  The Company disclaims any obligation to publicly update or release any revisions to these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Form 12b-25 or to reflect the occurrence of unanticipated events, except as required by law.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ryan Perfit	(646)	669-7272
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒  No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report (a) revenue for the six months ended June 30, 2025 of $99.2 million compared to $124.7 million for the six months ended June 30, 2024; (b) loss from operations for the six months ended June 30, 2025 of ($14.2) million compared to ($14.3) million for the six months ended June 30, 2024; (c) net loss for the six months ended June 30, 2025 of ($15.5) million, or ($0.68) per diluted share, compared to ($17.9) million, or ($1.11) per diluted share, for the six months ended June 30, 2024; and (d) Commerce Media Solutions revenue for the six months ended June 30, 2025 of $28.7 million compared to $13.7 million for the six months ended June 30, 2024.

Fluent, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2025	By:	/s/ Donald Patrick
	Name:	Donald Patrick
	Title:	Chief Executive Officer